Via Facsimile and U.S. Mail
Mail Stop 6010

April 14, 2009

R. Michael Carruthers
Chief Financial Officer
Array BioPharma, Inc.
3200 Walnut Street
Boulder, CO 80301

Re: Array BioPharma, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2008
Filed August 15, 2008
File Number: 001-16633

Dear Mr. Carruthers:

　　We have reviewed your March 17, 2009 response to our March 3, 2009 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like. Please identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend the above filings.

Item 1. Business, page 1

Partnered Discovery and Development Programs, page 5

1.　　You state in response to prior comment one that you have requested confidential treatment for several of the agreements that are the subject of our comments. We often grant confidential treatment for individual milestone payments but are not willing to grant confidential treatment for aggregate milestone payments under an agreement. Please revise the description of your agreements with Eli Lilly, Genentech and InterMune to disclose the remaining aggregate potential milestone payments under each agreement.

Intellectual Property, page 15

2.　　We note the concerns discussed in your response to prior comment two, however, the expiration date of each material patent is material to your business. Please revise to disclose by product the expiration date(s) of the material patent(s) underlying those products.

<u>Managements's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Critical Accounting Policies and Estimates, page 36</u>

<u>Cost of Revenue and Research and Development for Proprietary Drug Discovery, page 38</u>

3.   Please refer to your response to comment three and your proposed disclosures. Please revise your disclosure contained in the critical accounting policies section of MD&A to clarify whether costs are currently being incurred equally for all four compounds. Please clarify in your disclosure that Celgene is economically motivated and therefore likely to exercise its option with respect to two of the four programs.

<u>Item 11. Executive Compensation</u>

<u>Compensation Discussion and Analysis, incorporated from page 25 of the proxy statement</u>

<u>Elements of Our Compensation Program, incorporated from page 27 of the proxy statement</u>

4.   We note your response to comment five. Please note, without disclosing the targets to the staff it is not possible for us to determine whether confidential treatment is appropriate. Please revise your analyses to tell us what the targets are and the specific harm you may suffer if these targets are disclosed. Please note that you may request confidential treatment for portions of your analysis pursuant to Rule 83.

5.   We have reviewed your response to prior comment five. Your analysis does not support your conclusion that you will suffer competitive harm if the financial goals are disclosed. We are generally only willing to grant confidential treatment for financial goals if you can demonstrate how the disclosure of these goals will allow your competitors to discover information about break even points, cost structures relating to specific products or similarly sensitive information. Please disclose the minimum, target and stretch goal established for the financial goals or provide us with an analysis as to how competitors could use the information to your disadvantage.

6.   In your response to prior comment five, we note your reference to your disclosure that 95% of the target level goals were achieved. It appears that this percentage aggregates the level of achievement of the four goals. Please expand to separately disclose whether, and to what extent, each financial, discovery research, development and partnering goal was achieved.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the processing of your response as well as any questions regarding comment three. You may contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant